[LETTERHEAD OF ARENT FOX LLP]	Jeffrey E. Jordan 202.857.6473 DIRECT 202.857.6395 FAX jordan.jeffrey@arentfox.com

January 17, 2007

VIA EDGAR AND HAND DELIVERY

Michael McTiernan, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Orange REIT, Inc. (the “Company”)
Registration Statement on Form S-11
Filed February 8, 2006 and Amended November 20, 2006 and January 17, 2007
File No. 333-131677

Dear Mr. McTiernan:

This letter is in response to your comment letter received on December 18, 2006. We have set forth each of your comments followed by the Company’s response.

General

1.	We note your response to comment 1. Please provide an analysis as to why you believe the referenced “joint venture arrangements” were not “programs.” In particular, please include in your analysis a discussion regarding whether your partners in these arrangements were passive investors.

We have carefully reviewed your inquiry with Mr. Honigfield. He has explained that the mention of “joint venture arrangements” in the prior response refers to business ventures he entered into with a single partner, who shared in the direction and control of the business ventures. These joint business ventures ended about seven years ago when this partner withdrew from the ventures.

2.	We note your response to comment 7; however, it is not clear to us why you disclose that the managing dealer “may” be an underwriter. Please advise us how the managing dealer would not be an underwriter if it complies with its obligations to use its best efforts in connection with the distribution of the shares.

Michael McTiernan, Esq.

January 17, 2007

We have revised the disclosure on page 128 that the managing dealer “will” be deemed to be an underwriter.

Cover Page

3.	We note your reference to the dual-price offering structure in the footnote to the price table. Please disclose the dual-price structure in the first paragraph of the cover page.

We have added the disclosure you requested on the cover page.

Prospectus Summary

4.	Please revise the summary section to include a discussion of your redemption plan.

We have added a summary discussion of the redemption plan on page 11 of the summary.

5.	Please include a summary risk factor and risk factor regarding the dilutive impact of the dual-price offering structure.

We have added a summary risk factor on page 3 and a risk factor on page 14.

The Offering, page 9

6.	We note your response to comment 12. Please include a sentence at the end of the first paragraph that discloses that you may conduct additional offerings with the same or similar offering terms.

We have added a sentence as you requested on page 9, page 93 and page 125.

Redemption of Shares, page 52

7.	We note your response to comment 38. However, we also note your reference to certain relief granted by the staff of the SEC from Regulation M and the tender offer rules. Please revise to disclose that the relief has not yet been granted.

The Company does not intend to make any preliminary distribution of the prospectus or to request effectiveness of the registration statement until the requested relief has been granted. Accordingly, we respectfully submit that it is appropriate to currently draft the prospectus to speak as of the effective time.

Michael McTiernan, Esq.

January 17, 2007

Compensation of Directors and Executive Officers, page 79

8.	Please disclose the fixed percentages of fees that you pay to your advisor that will be paid to your President, Mr. Cooper.

We have added the disclosure you requested on page 79.

Compensation of Directors and Executive Officers, page 79

9.	Please briefly describe the “specific materials, proprietary information and know-how” you are acquiring from Briad Development.

We have added a brief description on page 86.

Financial Statements

Report Of Independent Registered Public Accounting Firm, page F-2

10.	We note the statement in the last paragraph of the accountants’ report that “Should the Company not be successful in completion of the Offering or obtaining other means of financing it would raise substantial doubt about the Company’s ability to continue as a going concern.” Notwithstanding that the accountants’ report includes the terms “substantial doubt” and “going concern,” as required by SAS 64, the inclusion of those terms with subjunctive phrases such as those quoted above does not appear to clearly convey the accountants’ current conclusion about whether there is substantial doubt about your ability to continue as a going concern for a reasonable period of time. Please refer to Section AU 341 of SAS (SAS Nos. 59 and 64) of auditing standards of the AICPA and have your accountants revise their report as appropriate.

In view of the Company’s current development stage, the Company believes that the Company’s ability to execute its business plan following the first closing, and not the Company’s ability to pay offering expenses if the offering never is completed, is the pertinent risk to investors. This has been discussed with the Company’s auditors, and as a result, Note 1 to the financial statements has been revised to highlight this risk, and the auditor’s report has been revised to remove the statements about the Company’s ability to continue as a going concern and refers to the fact that the Company is in the development stage, which is further described in Note 1.

Michael McTiernan, Esq.

January 17, 2007

Note 3 – Arrangements and Transactions with Related Parties, page F-9

11.	We have read and considered your response to our previous comment 46. We note on page F-10 (note 3) that the amount you agreed to pay Briad represents a portion of legal fees and other expenses incurred in connection with the previous offering by Briad. Please tell us how your accounting for these expenses relating to an aborted offering complies with SAB Topic 5 A.

The Company notes that the amount constitutes a payment to Briad to acquire specific materials developed by Briad in connection with a prior offering by another entity. As such, it is not clear that the considerations of SAB Topic 5 A are applicable to the Company, because the Company did not make the prior offering and has not previously reported these expenses. Nevertheless, the Company has reexamined the nature of these costs and has revised its financial statements to present these expenses as current organizational expenses rather than as capitalized offering expenses.

Part II. Legal Opinion

12.	We note the reference to the Maryland Corporations and Associations Code. Please have counsel revise the opinion to reflect, or confirm to us in writing that it concurs with our understanding, that the reference and limitation to the Maryland Corporations and Associations Code includes the statutory provisions and also applicable provisions of the Maryland Constitution. If counsel chooses to confirm to us in writing, please file counsel’s confirmation as correspondence on the EDGAR system.

We are filing with Amendment No. 2 a revised opinion of counsel.

Michael McTiernan, Esq.

January 17, 2007

Please note that we are delivering to your attention by hand today paper copies of Amendment No. 2 to the Registration Statement marked to show all changes made since the Amendment No. 1.

To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact Lisa Hudson at 202-828-3475 or me at 202-857-6473.

Sincerely,

Jeffrey E. Jordan

Enclosures